UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Michael Waltrip Brewing Company

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    September 25, 2019

Physical address of issuer
7951 Collin McKinney Pkwy, Suite 150, McKinney, TX 75070

Website of issuer
https://www.michaelwaltripbrewing.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
800 Connecticut Avenue, NW
Suite 300
Washington, DC 20006
Attention: Louis A. Bevilacqua, Esq.

Current number of employees
5

Summary financial information is provided below for calendar 2025 (most recent fiscal year end) and 2024 (prior fiscal year end).

	Fiscal year-end (December 31, 2025)	Fiscal year-end (December 31, 2024)
Total Assets	$3,303,576	$2,216,865
Cash & Cash Equivalents	$2,758,120	$237,521
Accounts Receivable	$842	$7,996
Short-term Debt	$393,091	$389,504
Long-term Debt	$0	$0
Revenues/Sales	$646,826	$815,126
Cost of Goods Sold	$528,468	$519,391
Taxes Paid	$0	$0
Net Income/Loss	-$905,490	-$662,380

April 29, 2026

FORM C-AR: Annual Report

Michael Waltrip Brewing Company



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2025

This Form C-AR (including the cover page and all exhibits attached hereto, the 'Form C-AR') is being furnished by Michael Waltrip Brewing Company, a Nevada corporation (the 'Company,' as well as references to 'we,' 'us,' or 'our') for the sole purpose of providing certain information about the securities offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2025. A copy of this report may be found on the company's website at https://www.michaelwaltripbrewing.com/.

During fiscal year 2023, the Company raised $308,216 (before offering expenses) from investors through the sale of its Class B Common Stock on the StartEngine portal in its Regulation CF offering described in the previously filed Form C, dated July 12, 2023, as amended, and this Form C-AR (this 'Offering'). The Offering closed in October 2023.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ('SEC') does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.michaelwaltripbrewing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as 'anticipate,' 'estimate,' 'expect,' 'project,' 'plan,' 'intend,' 'believe,' 'may,' 'should,' 'can have,' 'likely' and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Michael Waltrip Brewing Company ('MWB' or the 'Company') was incorporated on September 25, 2019, in the state of Nevada. On February 26, 2021, Bristol Two Time Brewery and Taproom, LLC was organized in the state of Arizona as a wholly owned subsidiary of the Company. The Company is an early-stage company operating in the approximately $28 billion craft beer category of the alcoholic beverage industry. Unlike the approximately 9,000 craft breweries in the United States, most of which are hyper-local operations with geographically limited growth potential, the Company believes it benefits from the national recognition of its co-founder, Michael Waltrip, a two-time Daytona 500 Champion and current FOX Sports analyst who reaches approximately 70 million consumers in the NASCAR fanbase. Mr. Waltrip currently appears on FOX Sports nearly every week as an analyst. He has a 30+ year NASCAR career as a driver and team owner, has appeared on ABC's Dancing with the Stars, competed in SRX on CBS Sports, and is a New York Times bestselling author of Blink of an Eye. The Company believes this media presence may provide opportunities to accelerate growth compared to peers in the craft beer industry and to extend the brand into other endeavors and licensing opportunities.

Description of the Business

Business Plan

We have entered into a definitive agreement with New Sarum Brewing to facilitate production of our beer through contract brewing and distribution support. This partnership is intended to support commercialization of the Company's beer production and to expand distribution into additional markets.

The Company's business strategy includes expansion into additional markets, including Charlotte and Greensboro, North Carolina, and West Virginia through an Anheuser-Busch distributor. These efforts are focused on markets with racing affinity and on concentrating distribution in selected markets to support sell-through and brand presence.

The Company expects to expand distribution across retail partners, including Publix, Harris Teeter, Food City, and Fast Stop Markets, with a focus on accounts aligned with its target consumer and sales objectives across grocery and convenience channels. The Company also expects to expand its product offerings, including the introduction of a 12oz can format for The BIG One (8.0% Double Lager), to increase accessibility and support retail performance.

During the reporting period, the Company added personnel, including a Director of Media and a Sales Promotions Manager, to support marketing and sales activities.

In 2026, the Company intends to launch Waltrip Brands. Waltrip Brands is a lifestyle platform with Americana roots, built around hospitality, consumer products, and media, and rooted in racing culture and storytelling. Waltrip Brands includes (i) a sports business consultancy representing and collaborating with sports personalities, athletes, and properties across auto racing, collegiate and professional sports, and lifestyle; (ii) consumer products consisting of apparel, merchandise, and licensed goods; (iii) hospitality and franchising activities involving food, beverage, and live experiences; and (iv) media and entertainment activities focused on content, storytelling, and brand collaboration.

Competition

The U.S. craft beer industry is a $28 billion market comprising approximately 9,000 craft breweries, the vast majority of which are small, hyper-local operations geographically limited in terms of growth and brand expansion. The Company's general competitors are other brands in the craft beer space, including both major brewing companies worldwide with significantly greater financial, technical, and human resources, as well as smaller or early-stage craft breweries that may prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Many competitors have superior expertise in research and development and marketing and may be better equipped to develop, commercialize, and distribute beer products more rapidly or effectively than the Company.

However, the Company believes it is differentiated from typical craft beer competitors by several factors. First, the Company's co-founder, Michael Waltrip, is nationally recognized by the NASCAR fanbase (estimated at 70 million consumers) and currently appears on FOX Sports nearly every week as an analyst. This national brand recognition may provide opportunities to expand into broader geographic territories compared to typical craft beer brands. Second, unlike most craft beer brands that rely on specialized terminology and diverse flavor profiles, the Company's products are positioned as approachable and easy to drink, appealing to a broad range of consumers. Third, the Company participates in niche markets—including racing, sports, car culture, and country music—where it seeks to connect with consumers.

Customer Base

The Company serves multiple customer segments through diversified sales channels. Its primary customers include: (i) licensed distributors who purchase craft beers in both cans and kegs for resale in Virginia, Tennessee, North Carolina, and Florida; (ii) retail customers through key accounts in the Southwest as well as NASCAR racetracks; (iii) patrons of the Michael Waltrip Signature Bars and Taprooms, which feature MWB-brewed beers, a food menu, and a full bar; and (iv) consumers who purchase MWB-branded merchandise through online channels. The Company has also entered into a definitive agreement with New Sarum Brewing to facilitate production of its beer through contract brewing and distribution support. The Company's business depends on acceptance by both end consumers and independent distributors of its brands as beverage products with the potential to provide incremental sales growth.

INTELLECTUAL PROPERTY

Trademarks and Trade Secrets

We rely on various intellectual property rights, including but not limited to our brewery's recipes and processes, trademarks and licenses in order to operate our business. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

The 'Michael Waltrip' brand is integral to our Company identity. We expect to rely on the general goodwill of the Michael Waltrip brand as part of our internal corporate culture and external marketing strategy. The Michael Waltrip brand may also be licensed to and used by a number of other companies unrelated to us and in a variety of industries, and the integrity and strength of the Michael Waltrip brand will depend in large part on the efforts and the licensor and any other licensees of the Michael Waltrip brand and how the brand is used, promoted and protected by them, which will be outside of our control.

On December 18, 2025, the Company entered into a Name, Image, and Likeness License Agreement with Michael Waltrip, pursuant to which Mr. Waltrip granted the Company an exclusive license to use his name, image, likeness, voice, autograph, biographical information, and other personal attributes (collectively, 'Attributes') in connection with the Company's craft beer and related products business. The license is exclusive within the Company's field of use. Additionally, the Company has entered into a consulting agreement with MCW15 Racing, LLC, an entity controlled by Mr. Waltrip, pursuant to which Mr. Waltrip provides promotional and brand ambassador services to the Company.

Governmental/Regulatory Approval and Compliance

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our brewery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies.

A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our taproom is subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time.

These alcohol beverage control regulations relate to numerous aspects of daily operations of our taproom, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The Company has previously failed to comply with certain requirements of Regulation Crowdfunding. Specifically, the Company failed to file its annual report on Form C-AR for the fiscal year ended 2024, as required by Rule 202 of Regulation Crowdfunding.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against the Company, which would have a material effect on the business of the Company.

Other

Our principal address is 7951 Collin McKinney Pkwy, Suite 150, McKinney, TX 75070.

We conduct business in Texas and distribute our craft beers to licensed distributors in four states.

DIRECTORS & OFFICERS

Directors Of The Company

Bryan R. Sperber, Director   **Dates of Board Service: September 2019 - Present**

Bryan R. Sperber serves as Chief Executive Officer and President of Michael Waltrip Brewing Company. His responsibilities include meeting with board members and other executives to assess the direction of the Company, develop short and long-term goals, plans and strategies, and ensure the Company's compliance with the stated mission. He oversees the complete operation of the Company and ensuring all goals are met based on the Company's strategic plan. Mr. Sperber creates and maintains relationships with the community and industry leaders and encouraging business investments. Mr. Sperber presently receives an annual salary of $150,000.

Mr. Sperber's Business Experience for the Last Three Years
    Employer: Michael Waltrip Brewing Company
    Employer's Principal Business: Craft beer production and sales
    Title: Chief Executive Officer (CEO) & President
    Dates of Service: September 2019 - Present
    Responsibilities: Meeting with board members and other executives to assess the direction of the Company, develop short and long-term goals, plans and strategies, and ensure the Company's compliance with the stated mission. Overseeing the complete operation of the Company and ensuring all goals are met based on the Company's strategic plan. Creating and maintaining relationships with the community and industry leaders and encouraging business investments.

Michael Curtis Waltrip, Director   **Dates of Board Service: September 2019 - Present**

Michael Curtis Waltrip's current primary role is with FOX Sports where he serves as a pre-race analyst for the NASCAR Cup Series and color commentator for the Xfinity Series and the Craftsman Truck Series broadcasts. Mr. Waltrip currently serves approximately 20 hours per week in his role with the Company as Chief Fun Officer. Mr. Waltrip serves on the board of directors and helps plan the strategic direction of the business. Michael is the face of the brand. Like Michael's personality, MWB brands will be irreverent and light-hearted. Michael serves the Company by making our customers and employees smile. He spends his time making others happy as the MWB Brand Ambassador. And of course, always makes sure he has input into MWB beer taste and names. Mr. Waltrip does not draw a salary directly from the Company. Effective December 18, 2025, Mr. Waltrip's services to the Company are provided through a consulting agreement between the Company and MCW15 Racing, LLC, an entity controlled by Mr. Waltrip, pursuant to which Mr. Waltrip provides promotional, marketing, and brand ambassador services.

Mr. Waltrip's Business Experience for the Last Three Years
> Employer: FOX Sports
> Employer's Principal Business: Sports broadcasting
> Title: Pre-race analyst for the NASCAR Cup Series and color commentator for the Xfinity Series and the Craftsman Truck Series
> Dates of Service: January 2001 - Present
> Responsibilities: Analyst & Color Commentator

J. Glynn Gross Jr., Director   **Dates of Board Service: September 2019 - Present**

J. Glynn Gross Jr.'s current primary role is with Noral Holding Company, where he serves as President and Chief Executive Officer with overall management and fiscal responsibility. Mr. Gross currently serves approximately 20 hours per week in his role with the Company as Executive Chairman, Secretary, and Treasurer. As Executive Chairman, Mr. Gross works with the President and board of directors to establish the strategic direction of the Company, supports board leadership and corporate governance, oversees strategic planning, budgeting, and execution, and supervises senior management and operational initiatives. As Secretary and Treasurer, his responsibilities include financial, accounting, and regulatory oversight, maintaining all federal, state, and local licensing requirements associated with the Company's brewing and sales operations, administering corporate secretarial functions and records, coordinating treasury and finance administration, and interfacing with advisors, auditors, lenders, investors, sponsors, and other stakeholders. Mr. Gross does not draw a salary directly from the Company.

J. Glynn Gross Jr.'s Business Experience for the Last Three Years
> Employer: Noral Holding Company
> Employer's Principal Business: Executive management, administrative, accounting, and financial analysis services
> Title: President and Chief Executive Officer
> Dates of Service: August 1998 - Present
> Responsibilities: Overall management and fiscal responsibility of the company, including providing executive management, administrative, and accounting/financial analysis services to portfolio companies

Darryl Cuttell, Director   **Dates of Board Service: December 2025 - Present**

Darryl Cuttell joined the board of directors in December 2025. Mr. Cuttell is a private investor and entrepreneur with a focus on motorsports and performance-driven ventures. He is the owner of Darana Hybrid, Inc., where he brings together innovation and strategic investment to support emerging technologies and business opportunities. In addition to his work in the private sector, Cuttell is actively involved in the motorsports industry through ownership of IHRA racetracks, contributing to the growth and accessibility of drag racing across multiple regions. His interests reflect a blend of business acumen and a passion for high-performance environments.

Darryl Cuttell's Business Experience for the Last Three Years
> Employer: Darana Hybrid Inc.
> Employer's Principal Business: Installation of food and beverage processing, packaging systems and complex conveyor distribution systems
> Title: CEO/Owner
> Dates of Service: Jan 1998 to Present
> Responsibilities: Executive management and oversight

Marco Mikesell, Director   **Dates of Board Service: December 2025 - Present**

Marco Mikesell joined the board of directors in December 2025. Mr. Mikesell is a seasoned financial executive and motorsports industry professional with extensive experience in financial management and operational leadership. He currently serves as Chief Financial Officer of Darana Hybrid, Inc., where he oversees financial strategy, reporting, and organizational performance. In addition to his financial leadership role, Mikesell is actively involved in motorsports operations through his work with the International Hot Rod Association (IHRA), contributing to the execution and growth of racing programs and track partnerships. With more than two decades of experience in financial management, including prior leadership roles as a controller and CFO, he brings a strong foundation in strategic planning, fiscal discipline, and business operations. Mikesell is known for his ability to integrate financial rigor with operational insight, supporting both business growth and the long-term sustainability of performance-driven organizations.

Marco Mikesell's Business Experience for the Last Three Years

Employer: Darana Hybrid Inc

Employer's Principal Business: Installation of food and beverage processing, packaging systems and complex conveyor distribution systems

Title: CFO

Dates of Service: March 2020 to Present

Responsibilities: Executive financial oversight and fiscal responsibility

Officers Of The Company

Bryan R. Sperber, CEO and President
See 'Directors of the Company' section above.

J. Glynn Gross Jr., Executive Chairman/Secretary/Treasurer
See 'Directors of the Company' section above.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of the date of this Form C-AR, the Company currently has 5 employees.

RISK FACTORS

An investment in the Company involves a high degree of risk. You should carefully consider the risks described below, as well as other information contained in this report, before making any investment decision regarding the Company's securities. If any of these risks actually occurs, the Company's business, financial condition, or results of operations may be materially and adversely affected. As a result, investors could lose part or all of their investment.

Risks Related to the Company

We are an early development stage company, with limited operating history.

We were formed under the laws of Nevada on September 25, 2019. We have limited operations and limited operating revenue to date. The Company is in the development stage, and its future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the brewing industry and the competitive environment in which the Company operates. There can be no assurance that the Company will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that the Company will have sufficient funds available to complete its marketing and development programs or to market any new products which it may develop. The Company currently has operating losses, has limited sources of operating revenue, is unable to self-finance operations, has limited resources, and there can be no assurance that it will be able to develop such revenue sources or that its operations will become profitable, even if it is able to commercialize its products and build brand awareness.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Bryan R. Sperber, who is the President and CEO, J. Glynn Gross Jr., who is the Executive Chairman, Secretary and Treasurer of the Company, and Darryl Cuttell, who holds majority voting power, has made a significant financial commitment, and serves on the board of directors. The Company is also dependent on Michael Waltrip, who serves as Chief Fun Officer and Brand Ambassador. The loss of Bryan R. Sperber, J. Glynn Gross Jr., Michael Waltrip, Darryl Cuttell, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The 'Michael Waltrip' brand is not under our control, and negative publicity related to the Michael Waltrip name could materially adversely affect our business.

We hired Michael Waltrip to be our brand ambassador to market our products and services that are important to our business. However, we cannot assure you that the endorsement from Michael Waltrip or related advertisement will remain effective, that Michael Waltrip will remain popular or his image will remain positive and compatible with the messages that our brand and products aim to convey. We believe the 'Michael Waltrip' brand is integral to our

Company identity. We expect to rely on the general goodwill of the Michael Waltrip brand as part of our internal corporate culture and external marketing strategy.

The Michael Waltrip brand may also be licensed to and used by a number of other companies unrelated to us and in a variety of industries, and the integrity and strength of the Michael Waltrip brand will depend in large part on the efforts and the licensor and any other licensees of the Michael Waltrip brand and how the brand is used, promoted and protected by them, which will be outside of our control. Consequently, any adverse publicity in relation to the Michael Waltrip brand name or its principals, or in relation to another Michael Waltrip-branded company over which we have no control or influence, could have a material adverse effect on our business, financial condition and results of operations.

We have entered into a definitive agreement with New Sarum Brewing to facilitate production of our beer through contract brewing and distribution support. However, New Sarum Brewing may not be able to satisfy its obligations under the agreement we have with them. If New Sarum Brewing fails to satisfy its obligations to us, our business, financial conditions and prospects will be materially adversely affected.

The development and commercialization of beer is highly competitive.

We will face competition with respect to the products that we seek to develop or commercialize in the future. Our competitors include major brewing companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing beer products and thus may be better equipped than us to develop and commercialize beer. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our beer will achieve initial market acceptance and our ability to generate meaningful revenues from our products.

We will rely on other companies to provide raw materials and basic ingredients for our products.

We will depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of raw materials and basic ingredients in our products, or from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural programs. The sales prices to our customers will be a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers will depend upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We will be subject to governmental regulations affecting our brewery and taproom.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our brewery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our taproom is subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to establish and maintain consumer confidence in the safety and quality of all its products. The Company plans to develop rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality of our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.

The process of making beer utilizes a large amount of water. Parts of the country have been experiencing drought conditions.

While there are currently no restrictions on our use of water based on drought conditions, we cannot predict whether such restrictions may be put in place in the future. Any future droughts could materially and adversely affect our ability to source hops and other ingredients in the future. Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source. Although we believe that there will be alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of 'cause' (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing brewery-distributor relationships. Therefore, while we may enter into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships may be susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

Establishing, maintaining, extending and expanding our reputation and brand image are essential to our business success. We plan to establish, maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands.

Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in establishing, maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations. We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

The use of personally identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

We are subject to the Americans with Disabilities Act ('ADA'), which, among other things, requires our brewery to meet federally mandated requirements for the disabled. Under the ADA, we could be required to modify our brewery to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law. Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Legislation and regulations requiring the display and provision of nutritional information for our product offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our product offerings, could affect consumer preferences and negatively impact our business.

We manufacture and serve alcoholic beverages. Government regulation and consumer habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our product offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our product offerings. We may incur additional costs related to performing nutritional analyses on our product offerings. Furthermore, the Patient Protection and Affordable Care Act of 2010 establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the brewing industry in general.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We plan to incur substantial expenses in connection with our advertising and marketing efforts. Although we plan to target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we plan to sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we will periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We face significant competition from other brewing companies and craft breweries.

There are approximately 9,000 craft breweries in the United States, mostly consisting of small local operations. Many of our competitors may have significantly greater financial resources and expertise in brewing, marketing, and distribution than we do.

Mergers and acquisitions in the brewing industry may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified personnel, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may contract with third-party manufacturers to produce our products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

We have entered into a definitive agreement with New Sarum Brewing to facilitate production of our beer through contract brewing and distribution support. However, New Sarum Brewing may not have the financial wherewithal or operating experience to satisfy its obligations under the definitive agreement with us. If New Sarum Brewing fails to satisfy its obligations to us, our business, financial conditions and prospects will be materially adversely affected. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements would substantially disrupt or delay our operations. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

The forecasts of market growth included in our business plan may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

Risks Related to the Company's Securities

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities have not been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon the Company or any Securities of the Company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of the 2023 Regulation CF offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Darryl Cuttell alone holds approximately 56% of the Company's voting power through his Series Seed Preferred Stock ('Series Seed Preferred Stock'), which votes on an as-converted basis with Class A Common Stock, giving him effective voting control over the Company. Other principal stockholders include MCW15 Racing LLC, owned by Michael Waltrip, Saranac Management LLC, owned by Bryan R. Sperber and Lara Sperber, and Noral Entertainment LLC, owned by J. Glynn Gross Jr. Subject to any fiduciary duties owed to our other owners or investors under Nevada law in the case of our officers and directors, Mr. Cuttell as the majority stockholder may be able to exercise control over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in the 2023 Regulation CF offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares sold in the 2023 Regulation CF offering) and the value of our assets at the time of issuance.

The securities will be equity interests in the Company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of the Company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of the Company or a registration of the securities.

The rights of holders of our common stock are subordinate to those of the holders of our Series Seed Preferred Stock. Holders of Series Seed Preferred Stock have rights and preferences that are senior to the rights of holders of our common stock. The Series Seed Preferred Stock carries an 8% cumulative dividend, a 1x liquidation preference (plus accrued dividends and participation), anti-dilution protections, and extensive protective provisions requiring the consent of the Requisite Holders (as defined below) for a wide range of corporate actions, including incurring debt exceeding $100,000, amending the charter, changing the authorized number of directors, issuing new equity securities, modifying the Equity Incentive Plan, and declaring dividends or redeeming stock. These provisions significantly constrain management and board discretion, and common stockholders' economic and governance rights are subordinate to those of the Preferred Stock holders.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power
Darryl Cuttell	18,503,716 shares of Preferred Stock	56.04%

Capitalization

Our authorized capital stock consists of 33,030,000 shares of Class A Common Stock ('Class A Common Stock'), 4,000,000 shares of Class B Common Stock ('Class B Common Stock'), and 18,510,000 shares of Series Seed Preferred Stock ('Series Seed Preferred Stock'). As of the date of this filing, a total of 14,515,227 shares of Class A Common Stock are issued and outstanding, 273,441 shares of Class B Common Stock are issued and outstanding, and 18,503,716 shares of Series Seed Preferred Stock are issued and outstanding, for a total of 33,292,384 shares outstanding.

The Company has also established the Michael Waltrip Brewing Company 2025 Equity Incentive Plan (the 'Equity Incentive Plan') with 3,715,000 shares available for issuance, resulting in 37,007,384 fully diluted shares. As of the date of this filing, no shares have been issued under the Equity Incentive Plan, no options have been exercised, and no options are currently outstanding.

The Company has no warrants or convertible securities outstanding.

Previous Offerings

On December 18, 2025, the Company sold 18,503,716 shares of Series Seed Preferred Stock to Darryl Cuttell for an aggregate purchase price of $5,000,000, payable in three installments: (i) $300,000 paid prior to the Initial Closing; (ii) $2,700,000 paid on or about December 18, 2025; and (iii) $2,000,000 due on or about May 1, 2026 (the 'Third Installment'). As of December 31, 2025, $3,000,000 of the aggregate purchase price had been received by the Company. In connection with the Series Seed Preferred Stock financing, on December 18, 2025, the Company filed its Second Amended and Restated Articles of Incorporation with the Nevada Secretary of State, which, among other things, authorized 18,510,000 shares of Series Seed Preferred Stock and restructured the Company's authorized capital.

During fiscal years 2024 and 2025, the Company issued Class A Common Stock to various investors pursuant to Rule 506(b) of Regulation D, including: Joe and Penny Maynard ($300,000); Greenleaf NNN Holdings, LLC ($200,000, April 15, 2024); Don and Jennifer Pickens Revocable Trust ($200,000, December 5, 2024); Nathan Ward ($100,000); Christopher Hart ($50,000, May 8, 2025); and Approachable Beer, LLC ($102,500).

The Company has also conducted the following previous offerings of securities: (1) convertible note offering in the amount of $1,000,000 sold on November 11, 2019, pursuant to Rule 506(b) of Regulation D under the Securities

Act, with proceeds used for product development, licensing, and working capital; (2) convertible note offering in the amount of $1,450,000 sold on September 30, 2020, pursuant to Rule 506(c) of Regulation D under the Securities Act, with proceeds used for product development, licensing, and working capital; (3) Class A Common Stock offering in the amount of $470,000 (528,091 shares) sold on February 15, 2023, pursuant to Rule 506(b) of Regulation D under the Securities Act, with proceeds used for working capital; (4) Class B Common Stock (non-voting) offering through Regulation Crowdfunding (Regulation CF) via StartEngine Crowdfunding Inc. in the amount of $308,216, which closed in October 2023, offered at $1.55 per share.

The indebtedness of the Company

The Company has the following outstanding debt:

As of the date of this filing, the Company's current liabilities consist of accounts payable of $80,746, accrued interest $83,145, and other current liabilities $4,200, for total current liabilities of $393,091.

As of the date of this filing, total liabilities of the Company are $393,091, consisting entirely of current liabilities. There are no long-term convertible promissory notes outstanding.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

For the fiscal year ended December 31, 2025, net revenue was $646,826 compared to $815,126 for the prior fiscal year, representing a decrease of $168,300, or approximately 21%. Gross profit for fiscal year 2025 was $118,358 compared to $295,735 for fiscal year 2024, a decrease of $177,377, or approximately 60%. Cost of goods sold increased slightly from $519,391 in the prior fiscal year to $528,468 in fiscal year 2025, an increase of approximately 1.7%.
Gross margin decreased from approximately 36% in fiscal year 2024 to approximately 18% in fiscal year 2025. The decrease in gross margin was driven primarily by the 21% decline in net revenue on a relatively fixed cost of goods sold base. Cost of goods sold remained substantially flat, increasing only 1.7% from $519,391 to $528,468, while net revenue declined by $168,300.

Operating expenses consist primarily of general and administrative expenses and sales and marketing expenses. This includes salaries and management fees as well as all indirect costs at the taproom and brewery, including rent, utilities, and related overhead. Total operating expenses for fiscal year 2025 were $940,094 compared to $892,570 for fiscal year 2024, an increase of $47,524, or approximately 5%. General and administrative expenses increased 10.2% from $767,464 in fiscal year 2024 to $846,090 in fiscal year 2025. Sales and marketing expenses decreased 24.9% from $125,106 in fiscal year 2024 to $94,004 in fiscal year 2025.

The Company incurred operating losses of $821,735 for fiscal year 2025 compared to $596,835 for fiscal year 2024. After interest expense of $18,000 and other expenses of $65,754, the Company reported a net loss of $905,490 for fiscal year 2025 compared to a net loss of $662,380 for fiscal year 2024.

Net cash used in operating activities was $1,106,553 for fiscal year 2025 compared to $789,545 for fiscal year 2024. Net cash provided by investing activities was $1,418,777 for fiscal year 2025 compared to net cash used of $1,733,720 for fiscal year 2024. Net cash provided by financing activities was $2,208,374 for fiscal year 2025 compared to $2,603,830 for fiscal year 2024. Overall, cash increased by $2,520,598 during fiscal year 2025, with cash at year-end of $2,758,120 compared to $237,521 at the beginning of the year.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash and cash equivalents of $2,758,120 compared to $237,521 at December 31, 2024. The Company's cash position improved significantly during 2025 primarily due to capital contributions of $2,208,374 and cash provided by investing activities of $1,418,777, partially offset by cash used in operating activities of $1,106,553. The Company may seek additional sources of capital through equity financing or the proceeds from additional offerings.

The Company may seek additional sources of capital through equity financing or the proceeds from additional offerings.

Capital Expenditures and Other Obligations

The Company made the decision in January 2026 to relocate its brewing operations and expects to complete that process before the end of 2026. This may require capital expenditures related to the relocation. Otherwise, the Company does not intend to make any other material capital expenditures in the near future outside of normal operations.

Material Changes and Other Information

In January 2026, the Company made the decision to relocate its brewing operations and expects to complete that process before the end of 2026. Subsequent events have been evaluated through January 31, 2026 which is the date the financial statements were issued.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

THE SECURITIES

Authorized Capitalization

We are authorized to issue 33,030,000 shares of Class A Common Stock, 4,000,000 shares of Class B Common Stock, and 18,510,000 shares of Series Seed Preferred Stock. As of December 31, 2025, a total of 14,515,227 shares of Class A Common Stock, 273,441 shares of Class B Common Stock, and 18,503,716 shares of Series Seed Preferred Stock are issued and outstanding, for a total of 33,292,384 shares outstanding. The Company has also established the Equity Incentive Plan with 3,715,000 shares available, for total fully diluted shares of 37,007,384.

Common Stock

We are authorized to issue 33,030,000 shares of Class A Common Stock, 4,000,000 shares of Class B Common Stock, and 18,510,000 shares of Series Seed Preferred Stock. As of December 31, 2025, a total of 14,515,227 shares of Class A Common Stock, 273,441 shares of Class B Common Stock, and 18,503,716 shares of Series Seed Preferred Stock are issued and outstanding, for a total of 33,292,384 shares. The Company has established the Equity Incentive Plan with 3,715,000 shares available for issuance.

All of the issued and outstanding shares of our Class A Common Stock and Class B Common Stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. There are no voting rights associated with Class B Common Stock.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Series Seed Preferred Stock

The Company is authorized to issue 18,510,000 shares of Preferred Stock, all of which are designated as Series Seed Preferred Stock. As of December 31, 2025, 18,503,716 shares of Series Seed Preferred Stock are issued and outstanding, all held by Darryl Cuttell, at an Original Issue Price of $0.270216 per share.

Voting Rights: Each share of Series Seed Preferred Stock votes together with the Class A Common Stock on an as-converted basis. The holders of Series Seed Preferred Stock, voting as a separate class, are entitled to elect two directors to the board of directors (the 'Preferred Directors').

Dividends: Holders of Series Seed Preferred Stock are entitled to receive cumulative dividends at a rate of 8% per annum of the Original Issue Price, compounding annually, payable upon a liquidation event or redemption.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Company (including a deemed liquidation event), holders of Series Seed Preferred Stock are entitled to receive, prior to any distribution to holders of common stock, an amount equal to the Original Issue Price per share plus all accrued and unpaid dividends (the 'Liquidation Preference'). After payment of the Liquidation Preference, the remaining assets are distributed pro rata among all stockholders on an as-converted basis.

Conversion: Each share of Series Seed Preferred Stock is convertible into one share of Class A Common Stock at the option of the holder, subject to adjustment for stock splits, combinations, and anti-dilution protections (broad-based weighted-average). All shares of Series Seed Preferred Stock automatically convert upon (a) a Qualified IPO (an underwritten public offering with aggregate gross proceeds of at least $15,000,000) or (b) the consent of the Requisite Holders (holders of a majority of the outstanding Series Seed Preferred Stock) (the 'Requisite Holders').

Protective Provisions: The Company may not, without the consent of the Requisite Holders, among other things: (i) alter the rights of the Series Seed Preferred Stock; (ii) increase or decrease the authorized number of shares of Series Seed Preferred Stock or Common Stock; (iii) authorize or issue any equity security senior to or on parity with the Series Seed Preferred Stock; (iv) incur indebtedness in excess of $100,000; (v) amend the Company's charter or bylaws; (vi) increase the authorized number of directors; (vii) change the authorized number of shares reserved under the Equity Incentive Plan; or (viii) declare or pay any dividend or redeem any shares of capital stock.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

On December 18, 2025, the Company entered into consulting agreements with MCW15 Racing, LLC, an entity controlled by Michael Waltrip, pursuant to which Mr. Waltrip provides promotional and brand ambassador services to the Company. The Company pays MCW15 Racing, LLC a fixed consulting fee of $5,000 per calendar month. The Company reimburses MCW15 Racing, LLC for reasonable travel and other out-of-pocket expenses incurred in performing services, subject to the Company's expense reimbursement policies. The agreement has no fixed term and continues indefinitely from the Effective Date until terminated by either party. Either party may terminate the agreement at any time and for any reason upon thirty (30) days' prior written notice to the other party.

On December 18, 2025, the Company also engaged Noral Holding Company to provide management services, with Mr. Gross serving as the Company's Executive Chairman and Secretary/Treasurer. The Company pays Noral Holding Company a fixed consulting fee of $8,000 per calendar month. The Company reimburses Noral Holding Company for reasonable travel and other out-of-pocket expenses incurred in performing services, subject to the Company's expense reimbursement policies. The agreement has no fixed term and continues indefinitely from the Effective Date until terminated by either party. Either party may terminate the agreement at any time and for any reason upon thirty (30) days' prior written notice to the other party.

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders, other than as described above.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached unaudited consolidated financial statements for fiscal years 2025 and 2024 are true and complete in all material respects.

/s/ Bryan R. Sperber
(Signature)

Bryan R. Sperber
(Name)

Chief Executive Officer & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ J. Glynn Gross Jr.
(Signature)

J. Glynn Gross Jr.
(Name)

Executive Chairman
(Title)

April 29, 2026
(Date)

/s/Bryan R. Sperber
(Signature)

Bryan R. Sperber
(Name)

Chief Executive Officer & President, Director
(Title)

April 29, 2026
(Date)

EXHIBITS

Exhibit A   Unaudited Consolidated Financial Statements for Fiscal Years 2025 and 2024
Exhibit B   Certification of Principal Executive Officer

EXHIBIT A

Unaudited Consolidated Financial Statements for Fiscal Years 2025 and 2024

MICHAEL WALTRIP BREWING COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED FINANCIAL STATEMENTS:

MICHAEL WALTRIP BREWING COMPANY
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	2025	2024
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$2,758,120	$237,521
Accounts Receivable, net	$842	$7,996
Inventory	$40,597	$53,478
Prepaids and Other Current Assets	$37,495	$70,745
Total Current Assets	**$2,837,053**	**$369,740**
Property and Equipment, net	($1,981)	($7,896)
Intangible and Other Assets	$430,329	$1,816,847
Security Deposit	$38,175	$38,175
Total Assets	**$3,303,576**	**$2,216,865**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$80,746	$82,392
Current Portion of Convertible Note	$225,000	$225,000
Accrued Interest	$83,145	$65,145
Other Current Liabilities	$4,200	$16,967
Total Current Liabilities	**$393,091**	**$389,504**
Convertible Promissory Notes	$0	$0
Total Liabilities	**$393,091**	**$389,504**
STOCKHOLDERS EQUITY		
Common Stock Par Value	$3,329	$1,717
Additional Paid in Capital	$7,537,215	$5,550,213
Retained Earnings/(Accumulated Deficit)	($4,630,059)	($3,724,569)
Total Stockholders' Equity	**$2,910,485**	**$1,827,361**
Total Liabilities and Stockholders' Equity	**$3,303,576**	**$2,216,865**

See accompanying notes to financial statements

MICHAEL WALTRIP BREWING COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

INCOME STATEMENT	2025	2024
Net Revenue	**$646,826**	**$815,126**
Cost of Goods Sold	$528,468	$519,391
Gross profit	**$118,358**	**$295,735**
Operating expenses		
General and Administrative	$846,090	$767,464
Sales and Marketing	$94,004	$125,106
Total Operating Expenses	$940,094	$892,570
Operating Income/(Loss)	**($821,735)**	**($596,835)**
Interest Expense	$18,000	$18,325
Other Expense/(Income)	$65,754	$47,220
Income/(Loss) before provision for income taxes	**($905,490)**	**($662,380)**
Provision/(Benefit) for income taxes	$0	$0
Net Income/(Net Loss)	**($905,490)**	**($662,380)**

740875.8

MICHAEL WALTRIP BREWING COMPANY
CONSOLIDATED STATEMENT OF CHANGES OF STOCKHOLDER'S EQUITY
(Unaudited)

(in , $US)	Common Stock / Series Seed Preferred		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2023	13,514,700	$ 1,351	$ 3,090,859	$ (3,062,190)	$ 30,020
Issuance of Stock	3,652,894	365	2,459,355		2,459,720
Net income/(loss)				(662,380)	(662,380)
Balance—December 31, 2024	17,167,594	$ 1,717	$ 5,550,213	$ (3,724,570)	$ 1,827,361
Issuance of Stock	16,124,790	1,612	1,987,002		1,988,614
Net income/(loss)				(905,490)	(905,490)
Balance—December 31, 2025	33,292,384	$ 3,329	$ 7,537,215	$ (4,630,059)	$ 2,910,485

740875.8

MICHAEL WALTRIP BREWING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

For Fiscal Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(905,490)	$	(662,380)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		5,915
Amortization of Intangibles		-		(3,979)
Changes in operating assets and liabilities:				
Acccounts receivable, net		8,158		7,503
Inventory		12,881		(1,205)
Prepaids and Other Current Assets		(225,540)		(170,468)
Accounts Payable		(1,646)		4,533
Other Current Liabilities		(5,236)		(20,819)
Security Deposit		(7,680)		33,030
Accrued Interest		18,000		18,325
Net cash provided/(used) by operating activities		**(1,106,553)**		**(789,545)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		43,777		(8,720)
Purchases of Intangible Assets		1,375,000		(1,725,000)
Net cash provided/(used) in investing activities		**1,418,777**		**(1,733,720)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,208,374		2,603,830
Net cash provided/(used) by financing activities		**2,208,374**		**2,603,830**
Change in Cash		2,520,598		80,566
Cash—beginning of year		237,521		156,955
Cash—end of year	$	**2,758,120**	$	**237,521**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	18,000	$	18,325
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-		

740875.8

MICHAEL WALTRIP BREWING COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31, 2024

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1. NATURE OF OPERATIONS

Michael Waltrip Brewing Company was incorporated on September 25, 2019 in the state of Nevada. On February 26, 2021, the Limited Liability Company Bristol Two Time Brewery and Taproom, LLC was organized in the state Arizona and this legal entity is 100% owned by Michael Waltrip Brewing Company. The consolidated financial statements of Michael Waltrip Brewing Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in McKinney, Texas.

Michael Waltrip Brewing Company is a brewing company. The Company is an American-owned Company, dedicated to making beer and has its own home brewery in Bristol, Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiary Bristol Two-Time Brewery & Taproom over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred.

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Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2025, and 2024, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, food, retail merchandise, and finished goods which are determined using a FIFO (First-in-First-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	15 years
Furniture and Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

740875.8

Intangible Assets

The Company capitalizes its license, trademark costs and capitalized financing costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Michael Waltrip Brewing Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its home brewery beers but also food, wine, liquor and branded merchandise.

MICHAEL WALTRIP BREWING COMPANY

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31, 2024

Cost of Sales

Costs of goods sold include the cost of ingredients packaging and supplies, cost of retail product, shipping costs, State Excise Tax, uniforms, payroll expenses etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024 amounted to $94,004 and $125,106, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 31, 2026 which is the date the financial statements were issued. In January 2026, the Company made the decision to relocate its brewing operations and expects to complete that process before the end of 2026.

740875.8

I, Bryan Sperber, the President/CEO of Michael Waltrip Brewing Company, hereby certify that the financial statements of Michael Waltrip Brewing Company and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Michael Waltrip Brewing Company has not yet filed its federal tax return for 2025. For the year 2024 the amounts reported on our tax returns were total income of $331,174; taxable income of ($682,454) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 7, 2026.

By: /s/ Bryan R. Sperber_____
Name: Bryan R. Sperber
Title: Chief Executive Officer & President

EXHIBIT B

Certification of Principal Executive Officer

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Michael Waltrip Brewing Company incorporated under the laws of Nevada (the '**Company**'), hereby certifies, to such officer's knowledge, that:

The Form C-AR (the '**Form**') of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: /s/ Bryan R. Sperber
Name: Bryan R. Sperber
Title: Chief Executive Officer & President